Exhibit 99.1

Talend Reports Record Fourth Quarter and Fiscal Year 2016 Financial Results

-Total quarterly revenue of $30.5 million, for an eighth consecutive quarter of accelerating revenue growth

-Quarterly subscription revenue of $25.2 million, an increase of 48% year-over-year in constant currency

REDWOOD CITY, Calif.--(BUSINESS WIRE)--February 9, 2017--Talend (NASDAQ:TLND), a global leader in cloud and big data integration software, today released financial results for the fourth quarter and fiscal year ended December 31, 2016.

“We had a strong finish to 2016 with record fourth quarter revenue of $30.5 million, up 45% year-over-year and marking an eighth consecutive quarter of accelerating revenue growth, driven by over 100% growth in big data and cloud," said Mike Tuchen, Talend CEO. “We were free cash flow positive in the fourth quarter and for the full year 2016, delivering on a target we set at the time of our IPO. We hit a milestone of 1,500 active subscription customers in the fourth quarter, which included the addition of two of the top ten global pharmaceutical companies. More recently, we launched our Winter 2017 release of Talend Data Fabric, continuing to extend our competitive differentiation in the market. We enter 2017 with solid momentum, driven by our strengthening leadership in the big data and cloud integration market.”

Fourth Quarter and Fiscal Year 2016 Financial Highlights
(in thousands, except per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2015	2016	2015	2016

Revenue:
Total Revenue	$20,933	$30,456	$75,960	$105,984
Year-over-Year % Change	28%	45%	21%	40%
Subscription Revenue	$17,575	$25,181	$62,722	$88,629
Year-over-Year % Change - on a constant currency basis	40%	48%	39%	44%

IFRS operating margin	-33%	-21%	-28%	-25%
Non-IFRS operating margin (1)	-29%	-18%	-24%	-21%

Net loss:
IFRS	$(7,324)	$(4,543)	$(22,006)	$(24,243)
Non-IFRS (1)	$(6,580)	$(3,692)	$(19,166)	$(20,929)

Net loss per share:
Net loss per share - basic and diluted	$(1.88)	$(0.16)	$(5.79)	$(1.68)
Net loss per share basic and diluted - as converted basis (2)	$(0.32)	$(0.16)	$(0.98)	$(0.96)
Non-IFRS net loss per share - as converted basis (1) (2)	$(0.29)	$(0.13)	$(0.85)	$(0.83)

Shares outstanding used in computing per share amounts - basic and diluted	3,902	28,528	3,803	14,464
Shares outstanding on an as converted basis	22,635	28,528	22,535	25,191
_________________
(1)	Non-IFRS financial measures exclude stock-based compensation and amortization of acquired intangibles.
(2)	Net loss per share on an as converted basis and non-IFRS net loss per share on an as converted basis assume the conversion of the preferred shares to ordinary shares occurred at the beginning of the period.

Talend achieved positive operating and free cash flow for the fourth quarter and fiscal year 2016.

  For the fourth quarter of 2016, net cash from operating activities was $2.4 million and free cash flow was $2.2 million, compared to net cash from operating activities of ($3.8) million and free cash flow of ($4.1) million for the fourth quarter 2015.
  For 2016, net cash from operating activities was $3.4 million and free cash flow was $2.0 million, compared to net cash from operating activities of ($10.0) million and free cash flow of ($10.8) million for 2015.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the financial tables below. An explanation of these measures is also included below, under the heading Non-IFRS Financial Measures.

Recent Business Highlights

  Announced the Winter ’17 release of Talend Data Fabric, which added self-service data preparation capabilities for big data, governance features, and support for Apache Spark 2.0.
  Named a “Leader” by Forrester Research in The Forrester Wave: Big Data Fabric.
  Hosted Talend Connect, our 8th annual customer conference in Paris.
  Appointed technology industry veteran Nanci Caldwell to our Board of Directors.

Financial Outlook

Talend’s outlook assumes similar business conditions and foreign exchange rates as of January 31, 2017.

First quarter of 2017:

  Total revenue is expected to be in the range of $31.4 million to $32.4 million.
  Non-IFRS loss from operations is expected to be in the range of $5.2 million to $4.2 million.
  Net loss is expected to be in the range of $6.5 million to $5.5 million and non-IFRS net loss is expected to be in the range of $5.2 million to $4.2 million.
  Net loss per basic and diluted share is expected to be in the range of $0.22 to $0.19 and non-IFRS net loss per share is expected to be in the range of $0.18 to $0.14.
  Basic and diluted weighted average share count of 29.3 million shares.

Full year 2017:

  Total revenue is expected to be in the range of $141.5 million to $143.5 million.
  Non-IFRS loss from operations is expected to be in the range of $22.6 million to $20.6 million.
  Net loss is expected to be in the range of $32.9 million to $30.9 million and non-IFRS net loss is expected to be in the range of $22.6 million to $20.6 million.
  Net loss per basic and diluted share is expected to be in the range of $1.09 to $1.03 and non-IFRS net loss per share is expected to be in the range of $0.75 to $0.68.
  Basic and diluted weighted average share count of 30.1 million shares.

These statements are forward-looking and actual results may differ materially. Refer to the section under the heading Forward-Looking Statements below for information on the factors that could cause our actual results to differ materially. An explanation of these measures is also included below under the heading Non-IFRS Financial Measures.

Conference Call Information

Talend will host a conference call and live webcast for analysts and investors at 5:00 p.m. Eastern time on February 9, 2017. Parties in the United States and Canada can access the call by dialing +1 (888) 438-5524, using conference code 8888152. International parties can access the call by dialing +1 (719) 325-2455, using conference code 8888152.

The webcast will be accessible on Talend's investor relations website at http://investor.talend.com for a period of one year. A telephonic replay of the conference call will be available through Thursday, February 16, 2017. To access the replay, parties in the United States and Canada should call +1 (866) 375-1919 and enter conference code 8888152. International parties should call +1 (719) 457-0820 and enter conference code 8888152.

Non-IFRS Financial Measures

In addition to disclosing financial measures prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standard Board (‘‘IASB’’), this press release and the accompanying tables contain certain non-IFRS financial measures, including non-IFRS net loss, non-IFRS gross profit, non-IFRS operating margin, non-IFRS cost of revenue, non-IFRS operating expenses, non-IFRS loss from operations, non-IFRS sales and marketing, non-IFRS research and development, non-IFRS general and administrative, free cash flow and subscription revenue on a constant currency basis. Net loss per share on an as converted basis and non-IFRS net loss per share on an as converted basis assume the conversion of the preferred shares to ordinary shares occurred at the beginning of the period.

We define non-IFRS net loss as net loss less stock-based compensation and amortization of acquired intangibles. We define non-IFRS gross profit as gross profit less stock-based compensation and amortization of acquired intangibles. We define non-IFRS loss from operations as loss from operations less stock-based compensation and amortization of acquired intangibles. We calculate non-IFRS operating margin as non-IFRS loss from operations divided by total revenue expressed as a percentage. We define non-IFRS cost of revenue as cost of revenue less stock-based compensation and amortization of acquired intangibles. We define non-IFRS operating expenses as operating expenses less stock-based compensation and amortization of acquired intangibles. We define non-IFRS sales and marketing as sales and marketing less stock-based compensation and amortization of acquired intangibles. We define non-IFRS research and development as research and development less stock-based compensation and amortization of acquired intangibles. We define non-IFRS general and administrative as general and administrative less stock-based compensation and amortization of acquired intangibles. We define free cash flow as net cash from (used in) operating activities less net cash used in investing activities for purchases of property and equipment and intangible assets.

The term subscription revenue on a constant currency basis represents subscription revenue adjusted to exclude foreign currency impacts. Subscription revenue on a constant currency basis is calculated by applying the average monthly currency rate for each month in the comparative period to the corresponding month in the current period. We believe the disclosure of subscription revenue in constant currency provides useful supplementary information to investors in light of potential significant fluctuations in currency rates.

Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Talend considers these non-IFRS financial measures to be important because they provide useful indicators of its performance and liquidity measures. These are key measures used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short and long-term operational plans. In addition, investors often use similar measures to evaluate the performance of a company. Non-IFRS financial measures are presented for supplemental informational purposes only for understanding the company’s operating performance. The non-IFRS financial measures should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS financial measures presented by other companies. Please see the reconciliation of non-IFRS financial measures to the most directly comparable IFRS measure attached to this release below.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements in this press release include, but are not limited to, our anticipated operating results for the first quarter and 2017 fiscal year, our expectations regarding the evolution of our marketplace and the goals for our Talend Data Fabric and our belief that we are well-positioned to capitalize on the growing trends of Hadoop, Spark, and cloud adoption. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to inherent risks, uncertainties and changes in circumstance that are difficult or impossible to predict. Consequently, you should not rely on these forward-looking statements. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of such uncertainties, risks, and changes in circumstances, including without limitation risks and uncertainties related to our ability to continue to deliver and improve our products and successfully develop new products; customer acceptance and purchase of our existing products and new products, including conversion of bookings to sales; our ability to retain existing customers and generate new customers; the market for data integration solutions, particularly our big data and cloud integration solutions, not continuing to develop; competition from other products and services; and general market, political, economic and business conditions, including the fluctuation of foreign currency exchange rates.

The forward-looking statements contained in this press release are also subject to other risks and uncertainties, and the foregoing list of factors is not exclusive. Additional risks and uncertainties that could affect our financial and operating results are included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and elsewhere in our most recent filings with the Securities and Exchange Commission, including our most recent reports on Form 6-K and our Section 424(b)(4) prospectus filed with the SEC on July 29, 2016. Our SEC filings are available on the Investors section of Talend’s website at http://investor.talend.com and on the SEC’s website at www.sec.gov. The forward-looking statements in this press release are based on information available to us as of the date hereof, and we disclaim any obligation to update any forward-looking statements provided to reflect any change in our expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

About Talend

Talend (NASDAQ: TLND) is a next generation leader in cloud and big data integration solutions that helps companies become data driven by making data more accessible, improving its quality and quickly moving data where it’s needed for real-time decision making. By simplifying big data through these steps, Talend enables companies to act with insight based on accurate, real-time information about their business, customers, and industry. Talend’s innovative open-source solutions quickly and efficiently collect, prepare and combine data from a wide variety of sources allowing companies to optimize it for virtually any aspect of their business. Talend is headquartered in Redwood City, CA. For more information, please visit www.talend.com and follow us on Twitter: @Talend.

TALEND S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER DATA
(in thousands, except per share amounts)

	Three Months Ended December 31,		Year Ended December 31,
	2015	2016	2015	2016

Revenue
Subscriptions	$17,575	$25,181	$62,722	$88,629
Professional services	3,358	5,275	13,238	17,355
Total revenue	20,933	30,456	75,960	105,984
Cost of revenue
Subscriptions	2,058	3,658	8,283	12,278
Professional services	2,612	3,690	10,425	13,290
Total cost of revenue	4,670	7,348	18,708	25,568
Gross profit	16,263	23,108	57,252	80,416
Operating expenses
Sales and marketing	14,854	18,628	49,169	67,580
Research and development	3,936	5,062	15,075	19,251
General and administrative	4,318	5,776	14,453	19,577
Total operating expenses	23,108	29,466	78,697	106,408
Loss from operations	(6,845)	(6,358)	(21,445)	(25,992)
Finance income (expense)	(481)	1,791	(568)	1,812
Loss before income tax expense	(7,326)	(4,567)	(22,013)	(24,180)
Income tax (expense) benefit	2	24	7	(63)
Net loss for the period	$(7,324)	$(4,543)	$(22,006)	$(24,243)

Shares outstanding used in computing per share amounts - basic and diluted	3,902	28,528	3,803	14,464
Shares outstanding used in computing per share amounts - as converted basis *	22,635	28,528	22,519	25,191

Net loss per share - basic and diluted	$(1.88)	$(0.16)	$(5.79)	$(1.68)
Net loss per share - as converted basis	$(0.32)	$(0.16)	$(0.98)	$(0.96)

* Shares outstanding are on an as converted basis assuming the conversion of preferred shares into ordinary shares at the beginning of the period.

UNAUDITED STOCK-BASED COMPENSATION EXPENSE
Total stock-based compensation expense included in the Unaudited Consolidated Statements of Operations is as follows:

	Three Months Ended December 31,		Year Ended December 31,
	2015	2016	2015	2016
	(unaudited)
Cost of revenue - subscriptions	$18	$12	$78	$74
Cost of revenue - professional services	17	17	61	84
Sales and marketing	224	220	793	917
Research and development	120	134	302	542
General and administrative	257	390	1,123	1,377
Total share-based compensation expense	$636	$773	$2,357	$2,994

TALEND S.A.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31, 2015	December 31, 2016

Assets
Current assets:
Cash and cash equivalents	$6,930	$91,023
Trade receivables, net	26,862	38,016
Other current assets	4,976	6,559
Total current assets	38,768	135,598
Non-current assets:
Property and equipment, net	2,397	2,543
Goodwill	3,005	2,912
Intangible assets, net	834	509
Other non-current assets	3,057	3,089
Total non-current assets	9,293	9,053
Total assets	$48,061	$144,651
Liabilities
Current liabilities:
Trade and other payables	$15,331	$21,270
Provisions	536	759
Deferred revenue	49,679	74,119
Borrowings	151	143
Total current liabilities	65,697	96,291
Non-current liabilities:
Provisions	272	553
Deferred revenue	24,584	29,776
Borrowings	9,991	6
Total non-current liabilities	34,847	30,335
Total liabilities	100,544	126,626
Equity
Share capital	2,450	2,980
Share premium	94,931	194,992
Foreign currency translation reserve	2,014	1,551
Share-based payments reserve	4,580	7,574
Other reserves	8,371	—
Accumulated losses	(164,829)	(189,072)
Total shareholders’ equity (deficit)	(52,483)	18,025
Total liabilities and shareholders' equity (deficit)	$48,061	$144,651

TALEND S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2015	2016

Cash flows from operating activities:
Net loss for the period	$(22,006)	$(24,243)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	986	1,193
Amortization of intangible assets	482	314
Unrealized gain foreign exchange	162	(2,486)
Non-cash finance costs	74	85
Share-based compensation	2,357	2,994
Income tax for the year	(7)	63
Income tax paid (received)	63	(172)
Changes in operating assets and liabilities:
Trade receivables	(11,865)	(12,545)
Other assets	1,585	(1,524)
Trade and other payables	4,741	6,648
Provisions	160	277
Deferred income	13,289	32,769
Net cash (used in) from operating activities	(9,979)	3,373
Cash flows from investing activities:
Acquisition of property and equipment	(788)	(1,417)
Net cash used in investing activities	(788)	(1,417)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares upon initial public offering, net of offering costs and underwriters commissions and discounts	—	91,818
Proceeds from issuance of ordinary and preferred shares	1,631	926
Proceeds from borrowings	9,914	2,000
Repayment of borrowings	(2,616)	(12,142)
Prepayment fee under Square 1 loan	—	(267)
Net cash from financing activities	8,929	82,335
Net increase (decrease) in cash and cash equivalents	(1,838)	84,291
Cash and cash equivalents at beginning of the period	9,191	6,930
Effect of exchange rate changes on cash and cash equivalents	(422)	(198)
Cash and cash equivalents at end of period	$6,930	$91,023

TALEND S.A.
IFRS to Non-IFRS Reconciliations
(In thousands)
(unaudited)

The following tables detail the reconciliation of IFRS financial measures to non-IFRS financial measures included in this release:

Operating loss:	Three Months Ended December 31,		Year Ended December 31,
	2015	2016	2015	2016

Loss from operations	$(6,845)	$(6,358)	$(21,445)	$(25,992)
Share-based compensation expense	636	773	2,357	2,994
Amortization of acquired intangibles	108	78	483	320
Non-IFRS loss from operations	$(6,101)	$(5,507)	$(18,605)	$(22,678)

Net loss:	Three Months Ended December 31,		Year Ended December 31,
	2015	2016	2015	2016

Net loss	$(7,324)	$(4,543)	$(22,006)	$(24,243)
Share-based compensation expense	636	773	2,357	2,994
Amortization of acquired intangibles	108	78	483	320
Non-IFRS net loss	$(6,580)	$(3,692)	$(19,166)	$(20,929)

Share count:
Weighted-average shares outstanding - basic and diluted	3,902	28,528	3,803	14,464
Add back:
Impact of assumed conversion of preferred shares into ordinary shares at the beginning of the period	18,733	-	18,733	10,726
Shares outstanding on an as converted basis *	22,635	28,528	22,535	25,191

Net loss per share:
Net loss per share - basic and diluted	$(1.88)	$(0.16)	$(5.79)	$(1.68)

Net loss per share - as converted basis	$(0.32)	$(0.16)	$(0.98)	$(0.96)
Non-IFRS net loss per share - as converted basis	$(0.29)	$(0.13)	$(0.85)	$(0.83)

* Shares outstanding are on an as converted basis assuming the conversion of preferred shares into ordinary shares at the beginning of the period.

Gross profit:	Three Months Ended December 31,		Year Ended December 31,
	2015	2016	2015	2016

Gross profit	$16,263	$23,108	$57,252	$80,416
Stock-based compensation expense	35	29	139	158
Amortization of acquired intangibles	-	-	-	-
Non-IFRS gross profit	$16,298	$23,137	$57,391	$80,574

IFRS gross margin	78%	76%	75%	76%
Non-IFRS gross margin	78%	76%	76%	76%

Cost of revenue:	Three Months Ended December 31,		Year Ended December 31,
	2015	2016	2015	2016

IFRS Cost of revenue	$(4,670)	$(7,348)	$(18,708)	$(25,568)
Stock-based compensation expense	35	29	139	158
Amortization of acquired intangibles	-	-	-	-
Non-IFRS cost of revenue	$(4,635)	$(7,319)	$(18,569)	$(25,410)

Operating expenses:	Three Months Ended December 31,		Year Ended December 31,
	2015	2016	2015	2016

Operating expenses	$(23,108)	$(29,466)	$(78,697)	$(106,408)
Stock-based compensation expense	601	744	2,218	2,836
Amortization of acquired intangibles	108	78	483	320
Non-IFRS operating expenses	$(22,399)	$(28,644)	$(75,996)	$(103,252)

Sales and marketing:	Three Months Ended December 31,		Year Ended December 31,
	2015	2016	2015	2016

Sales and marketing	$(14,854)	$(18,628)	$(49,169)	$(67,580)
Stock-based compensation expense	224	220	793	917
Amortization of acquired intangibles	-	-	-	-
Non-IFRS sales and marketing	$(14,630)	$(18,408)	$(48,376)	$(66,663)

Research and development:	Three Months Ended December 31,		Year Ended December 31,
	2015	2016	2015	2016

Research and development	$(3,936)	$(5,062)	$(15,075)	$(19,251)
Stock-based compensation expense	120	134	302	542
Amortization of acquired intangibles	61	32	290	132
Non-IFRS research and development	$(3,755)	$(4,896)	$(14,483)	$(18,577)

General and administrative:	Three Months Ended December 31,		Year Ended December 31,
	2015	2016	2015	2016

General and administrative	$(4,318)	$(5,776)	$(14,453)	$(19,577)
Stock-based compensation expense	257	390	1,123	1,377
Amortization of acquired intangibles	47	46	193	188
Non-IFRS general and administrative	$(4,014)	$(5,340)	$(13,137)	$(18,012)

TALEND S.A.
Free Cash Flow
(In thousands)
(unaudited)

The following table details our free cash flow for the three months ended December 31, 2015 and 2016, as well as for the year ended December 31, 2015 and 2016, and a reconciliation to the most directly comparable IFRS measure for such period:

Free cash flow:
	Three Months Ended December 31,		Year Ended December 31,
	2015	2016	2015	2016

Net cash (used in) from operating activities	(3,750)	2,449	(9,979)	3,373
Less: Acquisition of property and equipment	340	289	788	1,417
Free cash flow	$(4,090)	$2,160	$(10,767)	$1,956

TALEND S.A.
IFRS to Non-IFRS Reconciliations for EPS Guidance
(In millions)
(unaudited)

The following tables detail the reconciliation of IFRS financial measures to non-IFRS financial measures included in this release:

Guidance for the first quarter and full year 2017:
	Three Months Ended March 30, 2017		Year Ended December 31, 2017
	Low	High	Low	High

Loss from operations	$(6.5)	$(5.5)	$(32.9)	$(30.9)
Stock-based compensation expense	1.2	1.2	10.0	10.0
Amortization of acquired intangibles	0.1	0.1	0.3	0.3
Non-IFRS loss from operations	$(5.2)	$(4.2)	$(22.6)	$(20.6)

	Three Months Ended March 30, 2017		Year Ended December 31, 2017
	Low	High	Low	High

Net loss	$(6.5)	$(5.5)	$(32.9)	$(30.9)
Stock-based compensation expense	1.2	1.2	10.0	10.0
Amortization of acquired intangibles	0.1	0.1	0.3	0.3
Non-IFRS net loss	$(5.2)	$(4.2)	$(22.6)	$(20.6)

Shares outstanding used in computing IFRS and Non-IFRS per share amounts	29.3	29.3	30.1	30.1

Net loss per share:
Net loss per share - basic and diluted	$(0.22)	$(0.19)	$(1.09)	$(1.03)
Non-IFRS net loss per share - basic and diluted	$(0.18)	$(0.14)	$(0.75)	$(0.68)

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

CONTACT:
Investor Contact:
The Blueshirt Group for Talend
Cynthia Hiponia or Erin Rheaume, 650-268-5018
ir@talend.com
or
Media Contact:
Chris Taylor, 650-268-502
Vice President, Corporate Communications
Ctaylor@Talend.com